John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

February 3, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re: Post-Effective Amendment (“PEA”) No. 80 for SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on January 18, 2012, regarding the Trust’s Correspondence filed with the SEC on January 17, 2012 (the “Response Letter”) wherein the Trust responded to your comments on the Trust’s PEA No. 78, which was filed for the purpose of adding the Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds (each a “Fund” and together the “Funds”), among others, as additional series of the Trust.  Below, we have briefly summarized your comments and questions, followed by our responses.  Capitalized terms not herein defined shall have the same meaning attributed to them in the Response Letter.

1.             Comment.              Please clarify your prior response with regard to whether each Subsidiary may pay an advisory fee to SIMC as its investment adviser in the future.

Response.              Reference is made to part (d) of Response 16 in the Response Letter.  Currently, the investment advisory fees are paid solely by the Funds.  In the future, a Fund and its Subsidiary may decide, for operational reasons, pursuant to a determination or requirement by another regulatory agency (e.g., the IRS) that is deemed necessary to the continued viability of the structure, or otherwise, that the Fund and its Subsidiary would be better served if the investment advisory fees paid to SIMC were reallocated between the Fund and the Subsidiary.  However, any such reallocation would not result in an increase in the aggregate investment advisory fees paid to SIMC for providing investment advisory services to a Fund and its Subsidiary unless approval of both the Fund’s Board of Trustees and a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act) was first obtained.

2.             Comment.              Given that the Subsidiary’s Board may not comply with Sections 10 and 16 of the 1940 Act, please confirm that the Fund’s Board will make all material decisions on behalf of its Subsidiary.

Response.              Reference is made to part (e) of Response 16 in the Response Letter.  All material decisions affecting a Subsidiary will be made by the Board of the Subsidiary, except in circumstances where the Subsidiary’s governing documents empower the Fund, as the sole shareholder of the Subsidiary, to make such decisions.  In the event that the Fund is empowered to make a decision on behalf of its Subsidiary, the Board of the Fund will make such decision on behalf of the Fund if such decision materially affects the operations of the Subsidiary or the Fund’s investment in the Subsidiary.

As discussed previously in our Response Letter, each Subsidiary is wholly-owned by the applicable Fund and is under the control of such Fund, as its sole shareholder.  Further, as currently contemplated, the full Board of Trustees of the Fund (or a sub-set thereof) will serve as the Board of Directors of each Subsidiary.  In addition, as the Board of the sole shareholder of each Subsidiary, the Board of the Fund indirectly controls the operations of such Subsidiary and may remove the Directors of such Subsidiary in accordance with the governing documents of the Subsidiary.  Accordingly, we do not believe any investor protections will be compromised as a result of the structure of the Boards of the Subsidiaries.

3.             Comment.              The staff requires each Subsidiary to sign the Funds’ registration statement.

Response.              In response to your comment, we have reviewed our prior response to this comment and the underlying research materials in support of that response.  Based on this review, we continue to believe that each Subsidiary is not required to sign the Funds’ registration statement for the reasons set forth in part (h) of Response 16 in the Response Letter.  For your convenience, we have restated that response in whole below.  Further, based on our review of publicly available documents, the approach taken by the Trust is consistent with the approach taken by a number of other registrants that use offshore subsidiaries for similar purposes.

Prior response from Response Letter:

The Boards of Directors of the Subsidiaries are not required to sign the Trust’s post effective amendments. Neither Subsidiary is offering its securities in the U.S., nor is either Subsidiary a co-issuer of the applicable Fund’s securities. The Subsidiaries were organized solely for the purpose of providing the Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds a non-exclusive means by which each Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) private letter rulings.(1)

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC Staff has issued a number of letters granting no-action relief where U.S.-registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Section 7(d)

(1) In such IRS-issued private letter rulings, the IRS specifically concluded that the income derived from a fund’s investment in its controlled foreign corporation subsidiary will constitute qualifying income to such fund.

Letters”).(2) In each of the Section 7(d) Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated.

Each Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an existing line of IRS private letter rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors. Further, each Fund, its Board and its investment adviser directly or indirectly control all of the investment activities of its respective Subsidiary. The Trust is relying on the Section 7(d) Letters in support of its view that each Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).(3)

The Trust also believes that each Subsidiary is not a co-issuer of its respective Fund’s securities and is therefore not required to sign the Trust’s post-effective amendments. The Trust is aware that, with respect to “master-feeder” or “hub and spoke” funds relying on Section 12(d)(1)(E) of the 1940 Act, the SEC Staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2 (11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.(4)

(2) See South Asia Portfolio, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 419 (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 761 (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 435 (Mar. 28, 1988); The Thai Fund, Inc., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2805 (Nov. 30, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2942 (Nov. 24, 1986).

(3) We believe the present situation presents less concern than situations where the SEC Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in the applicable Subsidiary. Each Fund currently intends to invest not more than 25% of its assets in its Subsidiary. The present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets invests in an offshore master fund) in which the SEC Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 532 (July 10, 2006).

(4) See Man Glenwood Lexington TEI LLC, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 532 (July 10, 2006).

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that each Fund’s investment in its Subsidiary is a limited part of its overall investment strategy. The “chief part” of each Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, each Fund’s assets will be predominantly invested outside its Subsidiary. It is currently anticipated that no more than 25% of each Fund’s assets will be invested in its Subsidiary. The Trust maintains that the investment of no more than 25% of a Fund’s assets should not be determined to be “the chief part” of such Fund’s business.(5) In contrast, in a master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Trust does not believe that each Subsidiary should be deemed a “co-issuer” under Rule 140 and, thus, the Subsidiaries are not required to sign any post-effective amendments to the Trust’s registration statement.

Although neither Subsidiary is required to sign any post-effective amendments to the Trust’s registration statement, the Trust believes that the SEC and SEC Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of the Funds’ investors. First, the Subsidiaries are not permitted to engage in any activity that would cause a Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary will be organized under the laws of the Cayman Islands, the activities, including investment management activities, of each Subsidiary will take place in the U.S. In addition, each Subsidiary’s books and records will be maintained in the U.S., together with the Funds’ books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Further, the Trust has confirmed that each Subsidiary will consent to service of process and the examination of each Subsidiary’s books and records.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and

(5) See e.g., FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692 (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates. The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s [pass-through certificates]”); Merrill Lynch Mortgage Investors, Inc., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 470 (Apr. 18, 1988) (SEC Staff not recommending enforcement action where company did not act as co-registrant for nor sign the registration statement for asset-backed preferred stock to be issued by a limited purpose subsidiary of savings and loan association); Banill Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 1746 (Sep. 5, 1975) (Staff treated ownership by company of 82% of outstanding shares of bank as subject to Rule 140); Notice of Proposal to Adopt New Rule and to Amend Rule 140 With Respect to Assessable Stock, Securities Act Release No. 3903, 1958 SEC LEXIS 142 (Mar. 5, 1958) (discussing regulatory purpose behind Rule 140).  The FBC Conduit Trust I and Banill Corp. letters, taken together, support the Trust’s position that the investment of no more than 25% of a Fund’s assets in its respective Subsidiary should not be determined to be “the chief part” of such Fund’s business and, therefore, each Subsidiary should not be deemed a “co-issuer” of its respective Fund under Rule 140.

(iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien